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DIRECT DIAL (213) 687-5527 DIRECT FAX (213) 621-5527 EMAIL ADDRESS JONATHAN.KO@SKADDEN.COM	TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

September 6, 2017

VIA EDGAR Erin E. Martin Special Counsel Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp.
Registration Statement on Form S-1
Filed September 6, 2017
File No. 333-220130

Dear Ms. Martin:

On behalf of Social Capital Hedosophia Holdings Corp. (the “Company”), in connection with the proposed initial public offering of the Company’s securities, the Company has filed today Amendment Number 2 to its Registration Statement on Form S-1 (the “Amended Registration Statement”). The changes reflected in the Amended Registration Statement include those made to add an additional director as well as other updates.

For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Registration Statement marked to show changes from Amendment Number 1 to the Company’s Registration Statement filed on September 1, 2017.

U.S. Securities and Exchange Commission

September 6, 2017

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Social Capital Hedosophia Holdings Corp.
Chamath Palihapitiya

cc:	Shearman & Sterling LLP
Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.